Exhibit 99.1

Amarin Neuroscience Limited (formerly Laxdale Limited)

Interim financial statements as of and

for the 6 months ended 30 September 2004 (unaudited)

Management’s Commentary on Results

The company reported a net loss for the six months ended 30 September 2004 of £1,182,654 compared to net loss of £65,796 for the six months ended 30 September 2003.

Income from Licensing

Income from licensing relates to revenues derived from licensing agreements. Under UK GAAP licensing fees are recognised upon transfer or licensing of the right to use intellectual property rights in different geographical areas. In the six months to
30 September 2003, the company entered into a license agreement with a Japanese company and recognised milestone payments due under existing licenses from its licensing partners in the EU totalling £1,790,890. In the six months to 30 September 2004 the company did not recognise any income from licensing.

Under US GAAP, revenue from licensing agreements would be recognised based upon the performance requirements of each agreement.  Non-refundable fees, where the company has an ongoing involvement or performance obligation, would be recorded as deferred revenue in the balance sheet and amortized into license fees in the profit and loss account over the estimated term of the performance obligation. Under US GAAP the company recognised licensing revenues of £169,161 in the six months to 30 September 2004 and the six months to 30 September 2003.

Research & Development

The company incurred a total of £499,763 in research and development expenditure in the six months to 30 September 2004 and £1,108,690 for the corresponding six months to 30 September 2003.  Research and development costs comprise direct staff costs and third party contract costs. Third party contract costs relate to the cost of conducting clinical trials including, investigator fees, monitoring of the centres involved in the trial, data management involving collection and input of the data from the centres and statistical analysis of the data arising from the clinical trial. Other research and development costs relate to the development of clinical trial supplies, including the cost of manufacturing, analytical testing and release of drug product and the cost of conducting stability studies on drug product. The cost of pre-clinical testing and toxicology studies is also included within research and development.

In the six months to 30 September 2003 there were a number of clinical trials ongoing which were nearing completion. In the six months to 30 September 2004 no new clinical trials commenced. The reduced research and development expenditure in the six months to 30 September 2004 reflects this reduced clinical trial activity.

Amarin Neuroscience Limited (formerly Laxdale Limited)

Interim financial statements as of and

for the 6 months ended 30 September 2004 and 2003 (unaudited)

Operating Costs

The company incurred a total of £754,219 in operating costs in the six months to 30 September 2004, and £866,095 in the six months to 30 September 2003. This reduction was due to cost control on overhead activities.

Taxation

The effective tax rate is lower than the standard rate of corporation tax in the United Kingdom of 30% (2003 – 30%) because the company is loss making in the current period and prior period. Under United Kingdom tax legislation, the company is eligible for research and development tax relief. As the company is loss making, it can elect to surrender its eligible tax losses and in return receive a payment from the Inland Revenue in respect of this research and development tax relief. In the six months to
30 September 2004, the company recognised a tax credit of £97,687 (2003 - £175,155) in respect of such research and development tax relief. In the six months to 30 September 2003 the company suffered irrecoverable foreign withholding tax of £63,516 on a payment due to the company from a licensee. This withholding tax was available to the company to increase its losses carried forward.

Cashflow and Net Assets

At 30 September 2004, the company had a bank overdraft of £480,423 and a loan with Amarin Corporation plc (“Amarin”) of over
£1 million. Both amounts were secured, each by a floating charge, over the company’s assets.  The bank overdraft and loan were used to fund the company’s working capital requirements. The loan from Amarin is interest bearing at the Bank of Scotland base rate plus 3% resulting in an interest rate charge of between 7.25% and 7.75% during the period.  The loan is repayable within 30 days of written notice being received by the company from Amarin.  At 31 March 2004 the company had a bank overdraft of £192,278.

At 30 September 2004, the company had net liabilities of £1,177,096. In accordance with UK GAAP, the company does not capitalise the cost of in-house development of its intangible assets such as intellectual property, patents, trade marks and know-how. These costs are expensed and included within research and development. At 31 March 2004, the company had net assets of £5,558.

Amarin Neuroscience Limited (formerly Laxdale Limited)

Interim financial statements as of and

for the 6 months ended 30 September 2004 and 2003 (unaudited)

In the six months to 30 September 2004 the company had a net cash outflow of £1,369,934 from operating activities compared to a net cash inflow from operating activities in the corresponding period of £38,760. The company received £50,000 in repayment of corporation tax in respect of research and development tax relief in the six months to 30 September 2004 and £45,550 for the corresponding prior period.

On 9 July 2004 the company’s shareholders signed a definitive agreement with Amarin Corporation plc to sell their shares in the company to Amarin.  Completion of the sale of the company’s shares was contingent upon Amarin receiving shareholder approval, completion by Amarin of a US$15 million financing, Amarin not having received a delisting notice and other customary conditions.  The agreement provided for the extension of the loan to the company from Amarin.  On 28 September 2004 the transaction was approved by Amarin’s shareholders.

Recent Events

On 8 October 2004, Amarin completed a private equity placement which raised $12.75 million. As allowed under the agreement, Amarin waived the minimum financing condition and the acquisition of 100% of the company’s share capital was completed on that date. From that date the company became a wholly owned subsidiary of Amarin. On 24 December 2004 the name of the company was changed to Amarin Neuroscience Limited.

Going Concern

Amarin has provided confirmation to the company that it will provide sufficient financial support to allow the company to continue in operational existence for the foreseeable future and to meet its liabilities as they fall due.  The ability of Amarin to provide adequate financial support depends on its ability to raise additional funding.

On the basis of forecasted cash flow information for the combined business, Amarin has sufficient cash to fund the group’s operating activities, including the planned phase III trials for Miraxion in Huntington’s disease, through the end of the summer of 2005. Amarin intends to obtain additional funding through earning license fees from partnering its drug development pipeline and/or completing further equity-based financings in the forthcoming year.  There is no assurance that Amarin’s efforts to raise additional funding will be successful.  If efforts are unsuccessful, there is uncertainty as to whether Amarin will be able to fund the combined business on an ongoing basis.

Whilst the directors are presently uncertain as to the outcome of the matters mentioned above, they believe that sufficient funding will be made available to the company by Amarin to meet its ongoing working capital requirements.  Accordingly, the directors of the company believe it is appropriate to prepare the financial statements on a going concern basis.  These interim financial statements do not include any adjustments that would result if such financial support did not continue to be available.

INDEPENDENT ACCOUNTANT’S REPORT

We have reviewed the condensed balance sheet of Amarin Neuroscience Limited (formerly Laxdale Limited) as of 30 September 2004, and the related condensed profit and loss accounts and statements of cash flows for the six-month periods ended 30 September 2004 and 2003. These financial statements are the responsibility of the company’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United Kingdom which differ from those generally accepted in the United States (see Note 11 of Notes to the Condensed Financial Statements).

We have previously audited, in accordance with United Kingdom auditing standards and auditing standards generally accepted in the United States the balance sheet of Amarin Neuroscience Limited as of 31 March 2004, and the related profit and loss account and cash flow statement for the year then ended (not presented herein); and in our report dated 17 December 2004 we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of 31 March 2004, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Note 1 to the company’s audited financial statements as of 31 March 2004, and for the year then ended discloses that the company is reliant upon sufficient funding continuing to be available from the company’s parent company, Amarin Corporation plc, to meet ongoing working capital requirements and that this in turn is dependent upon Amarin obtaining additional funding. Our auditor’s report on those financial statements includes an explanatory paragraph referring to the matters in Note 1 to those financial statements and indicating that these matters raised substantial doubt about the company’s ability to continue as a going concern. As indicated in Note 1 of Notes to the company’s unaudited condensed financial statements as of 30 September 2004, and for the six months then ended, this situation still persists as of 30 September 2004. The accompanying interim financial information does not include any adjustments that might result from the outcome of this uncertainty.

ERNST & YOUNG LLP

Glasgow, Scotland

7 February 2005

Amarin Neuroscience Limited (formerly Laxdale Limited)

CONDENSED PROFIT AND LOSS ACCOUNTS

For the 6 months ended 30 September 2004 and 2003 (unaudited)

	Notes	2004	2003
		£	£

Turnover - Income from licensing	3	—	1,790,890

Administrative expenses:
Research & development		(499,763)	(1,108,690)
Other operating costs		(754,219)	(866,095)

Total administrative expenses		(1,253,982)	(1,974,785)

Operating loss		(1,253,982)	(183,895)

Interest received		—	6,943
Interest payable	4	(26,359)	(483)

Loss on ordinary activities before tax		(1,280,341)	(177,435)

Taxation	5	97,687	111,639

Retained loss for the period	8	(1,182,654)	(65,796)

A summary of the significant adjustments to equity shareholders’ funds that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 11 to the condensed financial statements.

The accompanying notes are an integral part of these interim financial statements.

Amarin Neuroscience Limited (formerly Laxdale Limited)

CONDENSED BALANCE SHEETS

As at 30 September 2004 and 31 March 2004

	Notes	Unaudited 30 September 2004	(Note 2) 31 March 2004
		£	£

Tangible Fixed Assets
Fixture and fittings		117,629	129,537
Office equipment		5,091	12,203

		122,720	141,740

Current Assets
Debtors		587,604	524,601
Investments	6	158,171	158,171
Cash at bank and in hand		307	149

		746,082	682,921
Creditors: Amounts due within one year	7	(2,045,898)	(819,103)

Net current liabilities		(1,299,816)	(136,182)

Total Assets less Current Liabilities		(1,177,096)	5,558

Capital and Reserves
Called up share capital	8	4,000,000	4,000,000
Share premium account	8	5,000,000	5,000,000
Profit and loss account	8	(10,177,096)	(8,994,442)

Equity shareholders’ (deficit)/funds	8	(1,177,096)	5,558

A summary of the significant adjustments to equity shareholders’ funds that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 11 to the condensed financial statements.

The accompanying notes are an integral part of these interim financial statements.

Amarin Neuroscience Limited (formerly Laxdale Limited)

CONDENSED STATEMENTS OF CASH FLOWS

For the 6 months ended 30 September 2004 and 2003 (unaudited)

	Notes	2004	2003
		£	£

Net cash (outflow)/inflow from operating activities	9	(1,369,934)	38,760

Returns on investments and servicing of finance:
Interest received		—	6,943
Interest paid		(10,330)	(483)

		(10,330)	6,460

Taxation:
Corporation tax received		50,000	45,550

		50,000	45,550

(Decrease)/increase in cash		(1,330,264)	90,770

Reconciliation of net cash flow to movement in net (debt)/funds:
(Decrease)/increase in cash		(1,330,264)	90,770

Movement in net debt
Net (debt)/funds at 1 April		(192,129)	886,517

Net (debt)/funds at 30 September		(1,522,393)	977,287

A summary of the significant adjustments to equity shareholders’ funds that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 11 to the condensed financial statements.

The accompanying notes are an integral part of these interim financial statements.

Amarin Neuroscience Limited (formerly Laxdale Limited)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1.              Going Concern

As disclosed in note 10, the company was acquired by Amarin Corporation plc (“Amarin”) on 8 October 2004.  Amarin has provided confirmation to the directors of the company that it will provide sufficient financial support to allow the company to continue in operational existence for the foreseeable future and to meet its liabilities as they fall due.  The ability of Amarin to provide adequate financial support depends on its ability to raise additional funding.

On the basis of forecasted cash flow information for the combined business, Amarin has sufficient cash to fund the group’s  operating activities, including the planned phase III trials for Miraxion in Huntington’s disease, through the end of the summer of 2005. Amarin intends to obtain additional funding through earning license fees from partnering its drug development pipeline and/or completing further equity-based financings in the forthcoming year.  There is no assurance that Amarin’s efforts to raise additional funding will be successful.  If efforts are unsuccessful, there is uncertainty as to whether Amarin will be able to fund the combined business on an ongoing basis.

Whilst the directors are presently uncertain as to the outcome of the matters mentioned above, they believe that sufficient funding will be made available to the company by Amarin to meet its ongoing working capital requirements.  Accordingly, the directors of the company believe it is appropriate to prepare the financial statements on a going concern basis.  These interim financial statements do not include any adjustments that would result if such financial support did not continue to be available.

2.              Basis of Preparation

The accompanying interim financial statements as of and for the six months ended 30 September 2004 and 2003 are unaudited and have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”) for interim financial information. With respect to these financial statements UK GAAP differs in certain significant respects from generally accepted accounting principles in the United States (“US GAAP”). These differences have a material effect on net loss and shareholders’ deficit. A reconciliation of net loss and shareholders’ deficit from UK GAAP to US GAAP and summary consolidated cash flows presented under US GAAP is set forth in note 11.

The condensed balance sheet at 31 March 2004 has been derived from the company’s balance sheet as at that date, included in Amarin Corporation plc’s registration statement in Form F-3 (No. 333-121760) but does not include all of the information and footnotes required by UK GAAP for complete financial statements.

The interim financial statements have been prepared on the basis of accounting policies that are consistent with those set out in the financial statements of the company for the year ended 31 March 2004.

In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of the company’s financial statements have been included in these unaudited interim financial statements.

3.              Turnover - Income from licensing

Income from licensing was from licensing partners in the EU and Japan.  An analysis of income from licensing by geographical market is given below.

	6 months ended 30 September 2004	6 months ended 30 September 2003
	£	£

EU	—	1,155,732
Japan	—	635,158

	—	1,790,890

4.              Interest payable

	6 months ended 30 September 2004	6 months ended 30 September 2003
	£	£

Bank overdraft interest	10,330	483
Interest on loan from Amarin Corporation plc	16,029	—

	26,359	483

5.              Taxation

	6 months ended 30 September 2004	6 months ended 30 September 2003
	£	£

UK corporation tax on losses in the period	(97,687)	(175,155)

UK current tax	(97,687)	(175,155)
Foreign tax	—	63,516

	(97,687)	(111,639)

The effective tax rate is lower than the standard rate of corporation tax in the United Kingdom of 30% (2003 - 30%) because the company is loss making in the current period and prior period.  Under United Kingdom corporation tax legislation, the company is eligible for research and development tax relief. As the company is loss making, it can elect to surrender its eligible tax losses and in return receive a payment from the Inland Revenue in respect of this research and development tax relief. In the six months to 30 September 2004 the company recognised  a tax credit of £97,687 (2003 - £175,155) in respect of such research and development tax relief. In the six months to 30 September 2003 the company suffered irrecoverable foreign withholding tax of £63,516 on a payment due to the company from a licensee. This withholding tax was available to the company to increase its losses carried forward.  The company has tax losses carried forward available for set-off against future trading profits as at
31 March 2004 of £6,093,042 (31 March 2003 - £5,772,571).

6.              Investments

	30 September 2004	31 March 2004
	£	£

Listed investments	158,171	158,171

The listed investments are Amarin Corporation plc American Depositary Shares.  As disclosed in note 10, on 8 October 2004, Amarin completed its acquisition of the company’s entire share capital and at that date the company became a wholly owned subsidiary of Amarin.

The market value of listed investments at 30 September 2004 was £96,554 (31 March - £158,171). No write down in investments has been recorded as the market value of the shares in Amarin has subsequently risen. The market value at 31 December 2004 was £272,496.

7.     Creditors: Amounts falling due within one year

	30 September 2004	31 March 2004
	£	£

Bank overdraft	480,423	192,278
Loan	1,042,277	—
Trade creditors	192,745	248,732
Other taxes and social security costs	25,344	29,550
Other creditors	9,027	9,591
Accruals	296,082	338,952

	2,045,898	819,103

The bank overdaft is secured by a floating charge over the company’s assets.

The loan is a loan to the company from Amarin Corporation plc, which is secured by a second floating charge over the company’s assets.  The loan from Amarin is interest bearing at the Bank of Scotland base rate plus 3% resulting in an interest rate charge of between 7.25% and 7.75% during the period.  The loan is repayable within 30 days of written notice being received by the company from Amarin.

8.              Reconciliation of shareholders’ funds and movement on reserves

	Share Capital	Share Premium	Profit and Loss Account	Total Shareholders’ funds
	£	£	£	£

At 1 April 2003	4,000,000	5,000,000	(7,418,201)	1,581,799

Loss for the six months to 30 September 2003	—	—	(65,796)	(65,796)

At 30 September 2003	4,000,000	5,000,000	(7,483,997)	1,516,003

At 1 April 2004	4,000,000	5,000,000	(8,994,442)	5,558

Loss for the six months to 30 September 2004	—	—	(1,182,654)	(1,182,654)

At 30 September 2004	4,000,000	5,000,000	(10,177,096)	(1,177,096)

9.     Reconciliation of operating loss to net cash outflow from operating activities

	6 months ended 30 September 2004	6 months ended 30 September 2003
	£	£

Operating loss	(1,253,982)	(183,895)
Depreciation	19,020	21,342
Decrease in stock	—	60,522
(Increase)/decrease in debtors	(15,315)	246,146
Decrease in creditors	(119,657)	(41,839)
Foreign tax unrecoverable	—	(63,516)

Net cash (outflow)/inflow from operating activities	(1,369,934)	38,760

10.       Post Balance Sheet Events

On 9 July 2004 the company’s  shareholders signed a definitive agreement with Amarin Corporation plc to sell their shares in the company to Amarin.  Completion of the sale of the company’s shares was contingent upon Amarin receiving shareholder approval, completion by Amarin of a US$15 million financing, Amarin not having received a delisting notice and other customary conditions. The agreement provided for the extension of the loan to the company from Amarin. On 28 September 2004 the transaction was approved by Amarin’s shareholders.   On 8 October 2004 Amarin completed a private equity placement which raised $12.75 million. As allowed under the agreement Amarin waived the minimum financing condition and the sale of the company to Amarin was completed on that date. From that date the ultimate controlling party of the company is Amarin Corporation plc.  On 24 December 2004 the company’s name was changed from Laxdale Limited to Amarin Neuroscience Limited.

11.       United States Generally Accepted Accounting Principles (“US GAAP”) Information

Reconciliation of net loss

	6 months ended 30 September 2004	6 months ended 30 September 2003
	£	£

Loss on ordinary activities after taxation in accordance with UK GAAP	(1,182,654)	(65,796)
(a) Revenue recognition	169,161	(1,621,729)
(b) Vacation pay accrual	9,922	8,942

Net loss and comprehensive loss as adjusted to accord with US GAAP	(1,003,571)	(1,678,583)

Reconciliation of shareholders’ funds

	30 September 2004	31 March 2004
	£	£

Equity shareholders’ (deficit)/funds in accordance with UK GAAP	(1,177,096)	5,558
(a) Deferred revenue	(5,243,979)	(5,413,140)
(b) Creditors – amounts falling due within one year – accruals	(12,858)	(22,780)

Equity shareholders’ deficit in accordance with US GAAP	(6,433,933)	(5,430,362)

(a) Revenue recognition

Under UK GAAP, non-refundable licensing revenue in the form of milestone payments is recognised upon transfer or licensing of intellectual property rights. Where licensing agreements stipulate payment on a milestone basis, revenue is recognised upon achievement of those milestones. Revenues are stated net of value added tax and similar taxes. No revenue is recognised for consideration, the receipt of which is dependent on future events, future performance or refund obligations.

Under US GAAP and in accordance with Staff Accounting Bulletin 101 “Revenue Recognition in Financial Statements”, as updated by Staff Accounting Bulletin 104 “Revenue Recognition” and Emerging Issues Task Force or EITF 00-21 “Revenue Arrangements with Multiple Deliverables”, revenue from licensing agreements would be recognised based upon the performance requirements of the agreement.  Non-refundable  fees where the company has an ongoing involvement or performance obligation, would be recorded as deferred revenue in the balance sheet and amortized into license fees in the profit and loss account over the estimated term of the performance obligation.

As at 30 September 2004 the company has received, in total, £6,197,010 (30 September 2003 - £6,197,010) in non-refundable milestone income under license agreements with its licensing partners. Under the terms of the license agreements it is the company’s responsibility to obtain approval of the licensed product and in certain cases to supply the product to the licensee once the product is approved. Under the terms of SAB 104 and UITF 00-21, these milestone fees would be deferred and amortized on a straight-line basis over the estimated life of the patent. This is considered by the company to be the term of the performance obligations under each license agreement.

(b) Accrual for vacation expense

The company does not fully provide for vacation expense. To comply with US GAAP this expense would be fully provided for.

(c) Stock Options

Under UK GAAP, if stock options are granted at their fair value, no charge is made to the profit and loss account.   Under US GAAP the company would apply APB Opinion No. 25, “Accounting for Stock Issued to Employees” to account for its option plans.  For both periods presented no compensation charge for stock options has arisen under UK GAAP or would have arisen under US GAAP.

(d) Statement of cash flows

In accordance with UK GAAP, the company complies with FRS No 1 “Cash Flow Statements” (“FRS 1”). Its objective and principles are similar to those set out in SFAS No 95, “Statement of Cash Flows” (“SFAS No. 95”) under US GAAP. The principal difference between the standards is in respect of classification. Under FRS 1, the company has presented its cash flows for (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; and (f) financing activities. SFAS No. 95 requires only three categories of cash flow activity, (a) operating; (b) investing; and (c) financing.

Cash flows arising from taxation and returns on investments and servicing of finance under UK GAAP would be  included as operating activities under US GAAP. In addition, under UK GAAP, cash and liquid resources include short-term borrowings repayable on demand. US GAAP requires such movements on such borrowings to be included in financing activities. The company’s current account was in overdraft as at 30 September 2004. This would be included as part of net cash outflows from financing activities, as the overdraft was used to fund the company’s short-term working capital requirements.

The categories of cash flow activity under US GAAP can be summarised as follows:

	6 months ended 30 September 2004	6 months ended 30 September 2003
	£	£

Net cash (outflow)/inflow from operating activities	(1,330,264)	90,770

Cash outflow on investing activities	—	—
Cash inflow from financing activities	1,330,422	—

Movement in cash and cash equivalents	158	90,770

Cash and cash equivalents at the beginning of the period	149	886,517

Cash and cash equivalents at the end of the period	307	977,287